EA Series Trust
FEE WAIVER AGREEMENT
November 5, 2025
THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of the 5th day of November, 2025 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the Defined Duration 5 ETF and Defined Duration 20 ETF (each, a “Fund”) and Empowered Funds, LLC dba EA Advisers, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of the applicable Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its respective shareholders to reduce the fee paid by each Fund to the Adviser at a fixed rate equal to the amount of acquired fund fees and expenses as disclosed in the applicable Fund’s currently effective prospectus;
     NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.Fee Waiver. The Adviser agrees to temporarily waive a portion of its unitary management fees such that the annual unitary management fee applicable to each Fund is reduced by the amount reflected in the table below, effective November 5, 2025. The amounts in the table are a percentage of the Fund’s average daily net assets.

Fund	Management Fee	Waiver Amount	Net Management Fee
Defined Duration 5 ETF	0.25%	0.02%	0.23%
Defined Duration 20 ETF	0.25%	0.09%	0.16%
2.Term. The Waiver Agreement shall remain in place until November 30, 2026 unless sooner terminated with the consent of the Board of Trustees.
3.Recoupment. There shall be no recoupment of any waived fees by the Adviser.
4.Termination. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
5.Entire Agreement; Modification; Amendment. This Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

    EA SERIES TRUST, on behalf of the Fund

    By: /s/ Michael D. Barolsky
Name:    Michael D. Barolsky
    Title:    Vice President

    EMPOWERED FUNDS, LLC

    By: /s/ Sean Hegarty
Name:    Sean Hegarty
    Title:    Chief Operations Officer